Exhibit (a)(5)(C)
3PAR Accepts Dell’s Increased Price of $24.30 Per Share, with Total Enterprise Value of $1.6 Billion
•	Dell provides 3PAR with the global brand and broad distribution network necessary to accelerate 3PAR’s revenue growth
ROUND ROCK, Texas, Aug. 26, 2010 — Dell announced today that 3PAR has accepted its increased offer to acquire the storage leader for $24.30 per share in cash, or approximately $1.6 billion, net of 3PAR’s cash. 3PAR is a leading global provider of storage solutions with advanced data management features for multi-tenant cloud-computing environments.
Dell had previously signed an agreement to acquire 3PAR for $18 per share, with a provision for matching competing bids. Dell and 3PAR have signed an amendment to the agreement reflecting the new offer price.
Over the past several years, Dell has invested heavily in the IP and infrastructure necessary to provide customers with a comprehensive and differentiated set of storage solutions. The 3PAR acquisition complements and extends the breath of Dell’s storage portfolio. Dell’s capabilities offer customers a unified enterprise environment that includes all storage categories from direct attached storage (DAS) to fibre channel.
Dell believes that its global brand and broad global customer reach will dramatically accelerate 3PAR’s revenue growth. Dell has a demonstrated commitment and track record in integrating and growing acquired companies and nurturing their entrepreneurial and innovative cultures, as illustrated by the dramatic growth of the EqualLogic iSCSI storage business over the last three years.
Dell is committed to providing its data center customers with open, capable and affordable solutions. “Storage is at the forefront of this strategy,” said Dave Johnson, senior vice president, Dell corporate strategy. “With the 3PAR acquisition, Dell with have the broadest set of differentiated storage solutions in the market today.”
The cash tender offer, through a wholly-owned Dell subsidiary, is for all outstanding shares of 3PAR common stock, without interest, and subject to reduction for any federal back-up withholding or other taxes. The offer documents will be amended to reflect the new offer price, but this will not alter the timing of the acquisition. Unless extended, the tender offer and any withdrawal rights to which 3PAR stockholders may be entitled will expire at midnight, EDT, on Sept. 20, 2010. Following acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, 3PAR will become a wholly-owned subsidiary of Dell.
The transaction, which is subject to government approvals and the satisfaction of other customary conditions, is expected to close before the end of the year. Based on current estimates, the transaction is expected to be accretive to Dell non-GAAP earnings by its Fiscal Year 2012.
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Exhibit (a)(5)(C)
Special Note:
This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Dell Inc. and Dell Trinity Holdings Corp. filed with the SEC on a Tender Offer Statement on Schedule TO on August 23, 2010. In addition, 3PAR Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on August 23, 2010. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained free of charge from D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 769-4414 (banks and brokers call collect (212) 269-5550). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
Statements in this release that relate to future results and events are forward-looking statements based on Dell’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in Dell’s Securities and Exchange Commission reports, including but not limited to the risks described in Dell’s Annual Report on Form 10-K for its fiscal year ended January 29, 2010. Dell assumes no obligation to update these forward-looking statements.
Dell is a trademark of Dell Inc.
Dell disclaims any proprietary interest in the marks and names of others.

Contact Information
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Investor Relations Contacts:
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